Via EDGAR (Correspondence)

May 7, 2013

Filed Via EDGAR
Suzanne Hayes
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:     State Street Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-07511

Dear Ms. Hayes:

This letter sets forth the response of State Street Corporation (“State Street,” “we,” “us,” “our” or similar terms) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff's letter of April 30, 2013 regarding the above-referenced report.

For reference purposes, the text of each of the Staff's numbered comments has been provided herein in bold. Our responses follow each of the comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Our investment securities portfolio…, page 12

1.	Please revise future filings to address the following:

•
We note your statement at the end of the first paragraph that “in some respects” the accounting and regulatory treatment of your investment securities portfolio may be less favorable than a more traditional lending portfolio or a portfolio of U.S. treasury securities. Please clarify how and why the treatment will differ.

We have included the following updated disclosure on page 26 in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q for the quarterly period ended March 31, 2013 (emphasis added):
“Our investment securities portfolio represented approximately 54% of our consolidated total assets as of both March 31, 2013 and December 31, 2012, and the gross interest revenue associated with our investment securities portfolio represented approximately 23% and 26% of our consolidated total gross revenue for the quarters ended March 31, 2013 and 2012, respectively. Our investment securities portfolio represents a greater proportion of our consolidated statement of condition and loans represent a smaller proportion, in comparison to many other major financial institutions. In some respects, the accounting and regulatory treatment of our investment securities portfolio may be less favorable to us than a more traditional held-for-investment lending portfolio or a portfolio of U.S. treasury securities. For example, under proposed Basel III capital rules, changes in the fair value of investment securities classified as available for sale would be included in the determination of tier 1 capital. Since loans held for investment are not subject to a fair-value accounting framework, changes in the fair value of loans (other than incurred credit losses) are not similarly included in the determination of tier 1 capital under those proposals.
In addition, we will revise our risk factor disclosures in our 2013 Form 10-K, and, as material and appropriate, expect to include substantially similar disclosure in those risk factors.

•
Describe the exposure of your investment securities to trends in the U.S. housing market. We note, in this regard, your disclosure on page 68 that the performance of the U.S. housing market continues to be a significant driver of your investment securities portfolio's performance.

We have included the following updated disclosure, which reflects stabilization during the first quarter of 2013 in the U.S. housing market and factors influencing the performance of the portion of our investment securities that are sensitive to the U.S. housing market, on page 29 in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q for the quarterly period ended March 31, 2013 (emphasis added):
“Given the exposure of our investment securities portfolio, particularly mortgage- and asset-backed securities, to residential mortgage and other consumer credit risks, the performance of the U.S. housing market continues to be a factor in the portfolio's credit performance. As such, our assessment of other-than-temporary impairment relies, in part, on our estimates of trends in national housing prices in addition to trends in unemployment rates, interest rates and the timing of defaults. Generally, indices that measure trends in national housing prices are published in arrears. As of December 31, 2012, national housing prices, according to the Case-Shiller National Home Price Index, had declined by approximately 28.8% peak-to-current. Overall, for purposes of our evaluation of other-than-temporary impairment as of March 31, 2013, we expect a U.S. housing recovery characterized by relatively modest growth in national housing prices over the next few years. In connection with our assessment of other-than-temporary impairment with respect to relevant securities in our investment portfolio in future periods, we will consider trends in national housing prices that we observe at those times, including the Case-Shiller National Home Price Index, in addition to trends in unemployment rates, interest rates and the timing of defaults.
“The other-than-temporary impairment of our investment portfolio continues to be sensitive to our estimates of future cumulative losses. However, given our recent more positive outlook for U.S. national housing prices, our sensitivity analysis indicates, as of March 31, 2013, that our investment portfolio is currently less exposed to the overall housing price outlook relative to other factors including unemployment rates and interest rates than it was as of December 31, 2012.”
This modified disclosure reflects our view, based on our analysis for the first quarter of 2013, that the risk of material other-than-temporary impairment resulting from the non-agency residential mortgage securities portfolio does not represent a material risk to our consolidated financial position or results of operations.

•
Describe the potential impact of the Notice of Proposed Rulemaking requiring the application of the Simplified Supervisory Formula Approach in the risk-weighting of asset securitization exposures on your investment securities portfolio. We note, in this regard, your disclosure on pages 74-75 regarding your revaluation of the composition of this portfolio.

We will revise our risk factor disclosures in our 2013 Form 10-K, and, as material and appropriate, expect to include disclosure substantially similar to the disclosure referenced in the Staff's comment, with relevant updates.

Basel I, Basel II and Basel III, page 74

2.	We note your revised disclosure in response to comment 1 of our letter dated April 9, 2012 and comment 1 of our letter dated May 30, 2012. Please revise future filings to further describe the proposed Basel III capital standards and the proposal to implement a capital surcharge on financial institutions that are designated as systemically important financial institutions and identified as global systemically important banks. For example, please address the following:

•
Clarify or quantify increased capital requirements, new minimum regulatory capital ratios and new capital buffers such as the requirements for minimum common equity tier 1 and supplemental tier 1 leverage ratios, the capital conservation buffer, and the countercyclical capital buffer.

•	Clarify the altered regulatory capital treatment of trust preferred and other hybrid capital securities; and

We have included the following updated disclosure on page 34 in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q for the quarterly period ended March 31, 2013 (emphasis added):
“In June 2012, U.S. banking regulators jointly issued three concurrent Notices of Proposed Rulemaking, or NPRs, to implement the Basel III framework in the U.S. The NPRs propose to revise both Basel I as well as specific provisions of the Basel II-based regulatory capital requirements and, together with relevant portions of the Dodd-Frank Act, restructure the U.S. capital rules into a harmonized and comprehensive capital framework. Among other things, the NPRs raise the minimum tier 1 risk-based capital ratio from 4% to 6%, add requirements for a minimum common equity tier 1 capital ratio of 4.5% and a minimum supplemental tier 1 leverage ratio of 3%, and implement a capital conservation buffer and a countercyclical capital buffer linked to a banking organization's common equity tier 1 capital levels. We continue to review and evaluate these proposals, and currently await their finalization.
“Under the NPRs, the minimum risk-based capital ratio provisions are expected to be effective beginning on January 1, 2015, and the proposed requirement for the capital conservation buffer is expected to be phased in beginning on January 1, 2016 with full implementation by January 1, 2019. Under the NPRs, a banking organization would be able to make capital distributions and discretionary bonus payments without specified limitations as long as it maintains the required capital conservation buffer of 2.5% over each of the minimum tier 1 and total risk-based capital ratios and the common equity tier 1 capital ratio (plus any potentially applicable countercyclical capital buffer). Banking regulators would determine the minimum countercyclical capital buffer, up to a maximum of 2.5% above the proposed minimum ratios inclusive of the capital conservation buffer.
“In addition, based on our current review of the NPRs, we anticipate that the eligibility of trust preferred securities for tier 1 capital will be phased out over a multi-year transition period. Our trust preferred securities outstanding were $950 million as of March 31, 2013.”

•	Estimate the capital surcharge that will be applied to you as a global systemically important bank.
We have included the following updated disclosure on page 35 in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q for the quarterly period ended March 31, 2013 (emphasis added):
“We are designated as a large bank holding company subject to enhanced supervision and prudential standards, commonly referred to as a “systemically important financial institution,” or SIFI, and we are one among a group of 28 institutions worldwide that have been identified by the Financial Stability Board, or FSB, and the Basel Committee as “global systemically important banks,” or G-SIBs. Our designation as a G-SIB will require us to maintain an additional capital buffer, ranging between 1% and 2.5%, above the proposed Basel III minimum common equity tier 1 capital ratio requirement, based on a number of factors, as evaluated by banking regulators. Factors in this evaluation will include our size, interconnectedness, substitutability, complexity and cross-jurisdictional activities. In November 2012, the FSB designated us as a category 1 organization, with a capital surcharge of 1%, although this designation and the associated additional capital buffer are subject to change. We expect these additional capital requirements for G-SIBs to be phased in beginning on January 1, 2016, with full implementation by January 1, 2019.”

* * * * *
State Street acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. State Street also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that State Street may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 617-664-8697 or Sean P. Newth, Senior Vice President, at 617-664-8213, if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ James J. Malerba
Executive Vice President,
Corporate Controller and
Chief Accounting Officer

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